SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Follow-up disclosure of a public filing released on December 29, 2015 relating to potential acquisition of photovoltaic power plants located in the United States.

On December 29, 2015, Korea Electric Power Corporation (“KEPCO”) disclosed that it was considering a potential acquisition of renewable energy generation businesses and existing power plants.

KEPCO was selected as the preferred bidder on April 4, 2016 and entered into a Purchase and Sale Agreement with Cogentrix Solar Holdings, LLC on August 26, 2016 to acquire a photovoltaic power plant with an aggregate capacity of 30MW located in Alamosa County, Colorado, USA through a consortium with the COPA fund, a corporate partnership fund established by local institutional investors including the National Pension Service. KEPCO plans to operate the power plant for 26 years from 2016 to 2042.

Once regulatory approval and other conditions have been met, KEPCO plans to make payment of the purchase price around end of October 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name: Kim, Jong-Soo
Title: Vice President

Date: August 29, 2016